Filed Pursuant to Rule 425
Filing Person: SL Green Realty Corp.
Subject Company: Reckson Associates Realty Corp.
Commission File Number: 1-13762

CONTACT

Gregory F. Hughes

Chief Financial Officer

(212) 594-2700

or

Andrew Mathias

Chief Investment Officer

(212) 594-2700

FOR IMMEDIATE RELEASE

SL Green Comments on ISS Recommendation

in support of Reckson Acquisition

NEW YORK, NY — November 10, 2006 — Following the recommendation by Institutional Shareholder Services (“ISS”) that Reckson Associates Realty Corp (NYSE:RA) shareholders vote “FOR” the proposed merger with SL Green Realty Corp. (NYSE:SLG), SL Green President & CEO Marc Holliday issued the following comments:

“We’re extremely pleased that ISS did a thorough and impartial review of the pending transaction and has concluded that it merits shareholder support.  This development represents another significant step forward for us.  Many major Reckson shareholders have indicated to us that they intend to vote in favor of the deal at Reckson’s November 22, 2006 special meeting of shareholders.

“Assuming that the merger is approved, as expected, we hope to complete it in early January.  We look forward to having Reckson’s shareholders come on board as shareholders of SL Green, which has produced the highest total returns of any U.S. office REIT for each of the past three years.  We will work hard on their behalf to achieve superior results.”

# # #

About SL Green Realty Corp.

SL Green Realty Corp. is a self-administered and self-managed real estate investment trust, or REIT, that predominantly acquires, owns, repositions and manages a portfolio of Manhattan office properties. As of September 30, 2006 the Company owned 27 office properties totaling approximately 18.4 million square feet. SL Green’s retail ownership totals approximately 300,000 square feet at eight properties.  The Company is the only publicly held REIT that specializes exclusively in this niche.

To be added to the Company’s distribution list or to obtain the latest news releases and other Company information, please visit our website at www.slgreen.com or contact Investor Relations at 212-216-1601.

Forward-looking Information

This press release contains forward-looking information based upon the Company’s current best judgment and expectations. Actual results could vary from those presented herein. The risks and uncertainties associated with forward-looking information in this release include the strength of the commercial office real estate markets in New York, competitive market conditions, unanticipated administrative costs, timing of leasing income, general and local economic conditions, interest rates, capital market conditions, tenant bankruptcies and defaults, the availability and cost of comprehensive insurance, including coverage for terrorist acts, and other factors, which are beyond the Company’s control. We undertake no obligation to publicly update or revise any of the forward-looking information. For further information, please refer to the Company’s filing with the Securities and Exchange Commission.